MORGAN STANLEY & CO. LLC
                                 1585 Broadway
                               New York, NY 10036



                               November 21, 2012

OVERNIGHT DELIVERY AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                     FIRST TRUST MLP AND ENERGY INCOME FUND
                       REGISTRATION STATEMENT ON FORM N-2
                       FILE NOS. 333-183396 AND 811-22738

Dear Ms. Rossotto:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the lead manager of the prospective Underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of First Trust MLP and Energy Income Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 12:00 p.m., Eastern Daylight Time, on November 27, 2012, or as soon thereafter as practicable.

      In connection with the above request for acceleration, please be advised that the Underwriters are in the process of effecting the distribution of approximately 60,000 Preliminary Prospectuses dated October 23, 2012.

                                   Sincerely,

                                   MORGAN STANLEY & CO. LLC


                                   By:     /s/ Jon Zimmerman
                                           ________________________
                                   Name:   Jon Zimmerman
                                   Title:  Vice President